Nasdaq grants VEON extension until 3 April 2023 to comply with minimum share price requirement Amsterdam, 05 October 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces that on 05 October 2022, the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") granted an additional 180 calendar day grace period to comply with the minimum share price requirement. In the VEON press release dated 12 April 2022, we advised the market that on 7 April 2022 VEON had received notification from Nasdaq that VEON was not in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), VEON had an initial grace period of 180 calendar days, or until 4 October 2022, to regain compliance with the minimum bid price requirement. As per the Nasdaq listing rules, VEON was eligible for an additional 180 calendar day compliance period, subject to meeting certain requirements. VEON has now been notified by Nasdaq that it has met these requirements and so has been granted the additional 180 calendar day grace period, or until 1 April 2023, to regain compliance. In addition, VEON’s listing will transfer to the Nasdaq Capital Markets. In conjunction with its application for this additional compliance period, VEON has committed to undertaking certain corporate actions, if required, in order to ensure the minimum bid price requirement is met within the new compliance period. Group CEO Kaan Terzioglu commented: “We believe this extra 180-day grace period to comply with the minimum bid price requirement is in the best interests of all our stakeholders and allows us to ensure VEON’s continued Nasdaq listing.” Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance, strategic and development plans. Forward- looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. About VEON VEON is a global digital operator that provides converged connectivity and online services to over 200 million customers in seven high-growth markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Contact Information VEON Investor Relations Nik Kershaw ir@veon.com